FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number 0-30598
      OLYMPIC RESOURCES LTD.
      (Translation of registrant's name into
English)
      525 - West Hastings Street
	V
ancouver, British Columbia
	C
anada, V6C 2W2
      (Address of principal executive
offices)


Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F X
	F
orm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing
the information contained in this Form, the
registrant is also thereby furnishing the
information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes X
	N
o .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      OLYMPIC RESOURCES LTD.
      (Registrant)

      By: Patrick Forseille
      Chief Financial Officer


Dated January 17, 2003


N E W S   R E L E A S E

OLYMPIC UPDATES PENNSYLVANIA NATURAL GAS
PROJECT

For Immediate Release

Olympic reports it has successfully completed four wells on its Greene County Prospect in Pennsylvania. The wells, drilled to depths up to 4,200 feet, are producing at between 90 to 120 MCF per day each and are expected to be long life wells. Reserve volumes for similar low risk / low cost wells in this area range from .300 to .750 BCF and are expected to last up to 20 years.

Although the first phase of the drilling program has been successfully completed,
Olympic has elected to withdraw from
participation in drilling future wells in the Greene County Prospect. Management intends to focus on the acquisition and development of larger working interest core projects with higher daily production and reserve potential. Olympic views this initiative as an important strategy for rapidly building value for our shareholders.

As a consequence, the previously announced tax-favored General and Limited Partnership to drill and develop natural gas wells in Pennsylvania will not proceed at this time.
Olympic plans to amend the offering for the 2003 tax year and it will be marketed in the United States to American investors once new projects currently under review are acquired.

Olympic Resources Ltd is an emerging natural gas exploration and production Company with natural gas production from several project locations in California. We operate with the commitment to become a leading independent producer of natural gas for the North
American marketplace.

 To find out more about Olympic Resources
Ltd. (TSX: ORL, OTC: OLYRF), visit our
website at www.orlresources.com.

OLYMPIC RESOURCES LTD Daryl Pollock,
President
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.